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                                  [LETTERHEAD]


                               SYNON CORPORATION
                          1100 Larkspur Landing Circle
                           Larkspur, California 94939


                                 July 28, 1997


VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attn: Sarah Cunningham
      Mail Stop 4-6

      Re: SYNON CORPORATION
          WITHDRAWAL OF REGISTRATION STATEMENT ON FORM 8-A
          ------------------------------------------------

Ladies and Gentlemen:

      Synon Corporation (the "Company") hereby requests withdrawal of the Company's Registration Statement on Form 8-A (file no. 000-22627) filed May 30, 1997, to prevent such Registration Statement from automatically becoming effective within sixty days. The Company does NOT seek withdrawal of its Registration Statement on Form S-1 (File No. 333-27941), and requests that the Staff continue its review of that document.

      Thank you for your time and assistance in this matter. Please call Don Williams or Richard Steele at (415) 493-9300 if you have any questions or require additional information.

                                 Very truly yours,

                                 SYNON CORPORATION

                                 /s/ Paul K. Wilde
                                 -----------------
                                 Paul K. Wilde
                                 Vice President, Chief Financial
                                 and Accounting Officer and Secretary


cc: Mark A. Bertelsen
    James N. Strawbridge
    Robert Davis
    Don Williams
    James Daly
    Sonia Caison, The Nasdaq Stock Market